John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

October 7, 2019

VIA EDGAR

Mr. Alberto H. Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	IDR Core Property Index Fund Ltd

Registration Statement on Form N-2

(File No. 811-23460)

Dear Mr. Zapata:

On behalf of IDR Core Property Index Fund Ltd (the “Fund”), set forth below are the Fund’s responses to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund in a letter, dated September 2, 2019, with respect to the Fund’s Registration Statement on Form N-2 (File No. 811-23460), filed with the Commission on August 2, 2019 (the “Registration Statement”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration Statement are referenced in the below responses, such revisions have been reflected in marked pages from the Registration Statement attached hereto.

General Comments

1(a).	Comment: Several pages of the private placement memorandum (“PPM”) contain blanks for missing disclosure, such as the fee table. Please insure that all missing information is included in a pre-effective amendment responding to these comments.

Response: The Fund confirms that it will include all currently omitted disclosure prior to requesting accelerated effectiveness of the Registration Statement.

1(b).	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund advises the Staff on a supplemental basis that it does presently intend to submit an exemptive application or a no-action request in connection with the Registration Statement.

Mr. Alberto H. Zapata

October 7, 2019

1(c).	Comment: Please provide the methodology for the NCREIF Fund Index.

Response: The Fund has revised the disclosure set forth under the heading “The NFI-ODCE X Index” in the “General Description of the Registration” section of the Registration Statement in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that the NFI-ODCE X Index is prepared and maintained by NCREIF, rather than any affiliate of the Fund. As a result, while NCREIF reports the components of the NFI-ODCE X Index for use by the Fund, neither the Fund nor its affiliates necessarily have access to any proprietary algorithms that NCREIF may utilize in determining the relative weighting of the NFI-ODCE X Index among its components from time to time.

Fee Table

2.	Comment: Please confirm that no fees are to be charged to shareholders in connection with the repurchase of their shares by the Fund. If there will be such fees, add a caption with the information under shareholder transaction expenses in the fee table.

Response: The Fund confirms to the Staff that it does not presently intend to charge fees to shareholders in connection with either the repurchase of Common Shares by the Fund in exchange for Redemption Shares, or the subsequent redemption of such Redemption Shares by the Fund.

Investment Objective and Strategy

3(a).	Comment: The Fund states that it will invest in the Eligible Component Funds that compose the NFI-ODCE X Index and “other assets deemed appropriate by the Manager . . . .” Please provide further disclosure specifying the types of “other assets” the Manager intends to purchase for the Fund’s portfolio. If such “other assets” include derivatives, provide more fulsome disclosure specifying the types of derivatives in which the Fund will invest and whether they will be used as part of the strategy to track the index. Further, please supplementally explain how the statement that the fund will be “actively managing allocations to such Eligible Component Funds” is appropriate for an index fund or alternatively consider modifying the language, if accurate.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that it does not intend to invest in or otherwise utilize derivatives as part of its investment strategy. The Fund further advises the Staff on a supplemental basis that the private nature of the Eligible Component Funds and the only periodic liquidity they provide requires active management of allocations among the various Eligible Component Funds held by the Fund at any given time to more closely track the relative weighting reflected in the NFI-ODCE X Index.

Mr. Alberto H. Zapata

October 7, 2019

3(b).	Comment: The PPM states that the Fund will also invest in short-term investments and cash equivalents on an interim basis. Please provide further disclosure detailing the types of short-term investments in which the Fund will also invest. Also, explain what is meant by “interim basis” And the purpose of such investments, e.g., for short-term defensive purposes. Also, please disclose that, during the period and to the extent of such investments, the Fund will not be pursuing its state investment objective.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

3(c).	Comment: Please provide further disclosure explaining the difference between Eligible Component Funds that are group trusts and Eligible Component Funds that are not group trusts. In other words, explain what distinguishes group trusts from non-group trusts under the Internal Revenue Code and applicable IRS rules.

Response: The Fund has revised the disclosure set forth under the heading “The NFI-ODCE X Index” in the “General Description of the Registration” section of the Registration Statement in response to the Staff’s comment.

Figure 1: Summary Guidelines for Inclusion in the NFI-ODCE Index.

3(d).	Comment: In describing the property types included in the NFI-ODCE Index, the PPM states that they must have a 5% GAV minimum in each property type. Define GAV prior to first use in the PPM.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

3(e).	Comment: In describing diversification, the PPM states that “[n]o more than 60% (± for market forces) of market value of real estate gross assets in one property type or one region . . . .” Explain in the PPM what is meant by “± for market forces.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

3(f).	Comment: The description of risk/return is too cryptic. Explain further what is meant by “core funds only” in describing the risk/return profile of included Eligible Component Funds.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Figure 2: NFI-ODCE Component Fund Divergence.

3(g).	Comment: Please add disclosure to the PPM explaining how the information contained in figure 2 and the paragraph preceding it factor into the Manager’s index investment strategies.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that the information contained in figure 2 is intended to demonstrate the benefit of an indexed approach, as opposed to investing in individual components of an index, rather than illustrating how the NFI-ODCE X Index is created or updated by NCREIF.

Mr. Alberto H. Zapata

October 7, 2019

Fundamental Investment Policies

4.	Comment: In response to Item 8.2.c, the registrant should provide a detailed description of its fundamental policy related to share repurchase offers, including the specific issues listed in Guidelines to Form N-2, Guide 10 (a-c).

Response: The Fund has revised the disclosure set forth under the heading “Fundamental Investment Policies” in the “General Description of the Registration” section of the Registration Statement in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that Guide 10, which applies to “interval funds” that have adopted a fundamental policy to conduct periodic repurchase offers in accordance with Rule 23c-3 under the 1940 Act, does not directly apply to the Fund, as it has not adopted such a fundamental policy. The Fund has, however, considered the provisions set forth in Guide 2 to Form N-2 in crafting its disclosure with respect to the periodic repurchase offers it may conduct from time to time, as described in more detail in the Registration Statement.

Share Repurchase Program and Redemption Shares

5(a).	Comment: The PPM states that the Fund will be engaged in Private Placements and additional issuances of Common Shares to investors on a quarterly basis. At the same time, the Fund also intends to engage in repurchases of its Common Shares on a quarterly basis. Please explain, supplementally, how the Fund intends to conduct the repurchase program so that it complies with Regulation M under the Securities Exchange Act of 1934 (“Exchange Act”).

Response: The Fund has revised the disclosure set forth under the heading “Share Repurchase Program and Redemption Shares” in the “General Description of the Registration” section of the Registration Statement in response to the Staff’s comment. In particular, the Fund has clarified that it will not issue any new Common Shares while any repurchase offer remains open. The Fund notes that it believes that it could arguably still issue such Common Shares pursuant to the exception from Regulation M set forth in Rule 102(b)(2)(ii) for tender offers conducted by registered closed-end investment companies that are engaged in continuous offerings of securities, but commits to the Staff not to do so in view of the fact that it will not technically be conducting a public offering in reliance on Rule 415 under the Securities Act.

5(b).	Comment: The PPM states that the Fund will conduct repurchase offers in accord with Regulation 14E and rule 13e-4 of the Exchange Act, the Securities Act, and the Investment Company Act of 1940 (“Investment Company Act”). Please provide the specific provision of the Securities and Investment Company Acts under which the Fund intends to make the repurchase offers.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Mr. Alberto H. Zapata

October 7, 2019

5(c).	Comment: It appears from the PPM that the Fund will be redeeming Redemption Shares while repurchase offers are outstanding. Explain, supplementally, how this arrangement comports with rule 14e-5 under the Exchange Act. The PPM is inconsistent regarding whether the Fund will borrow money, issue senior securities and/or utilize leverage in connection with share repurchases. Please revise and reconcile.

Response: The Fund advises the Staff on a supplemental basis that Rule 14e-5 prohibits purchases outside a pending tender offer of the “subject securities” or any “related securities.” The term “related securities” is, in turn, defined under Rule 14e-5 to include securities that are immediately convertible into, exchangeable for, or exercisable for, subject securities. Item 1000 of Regulation M-A then defines “subject securities” as the “securities or class of securities that are sought to be acquired.” The Fund notes that the Common Shares that will be the subject of periodic repurchase offers conducted pursuant to Rule 13e-4 are a separately designated class of the Fund’s common stock from the Redemption Shares, and in accordance therewith will be treated as a “senior security” by the Fund for purposes of the 1940 Act. In addition, the Redemption Shares are not convertible or exchangeable into Common Shares. As a result, the Fund believes that it may redeem Redemption Shares while a repurchase offer for Common Shares is pending without resulting in an impermissible purchase of a “subject security” or “related security” under Rule 14e-5.

5(d).	Comment: The PPM states that the Fund may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the “applicable period” to repurchase Common Shares. Please clarify the “applicable period” the Fund is referencing. Further, add disclosure clarifying that these discretionary repurchases can be initiated by the Board outside of the Share Repurchase Program and specifying the circumstances under which such discretionary repurchases could be made.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

5(e).	Comment: On page A-9 of the PPM, the Fund discusses the required asset coverage ratio for Redemption Shares. The Fund states that it will take into account its aggregate repurchase obligation and “any other leverage or senior securities it may have outstanding . . . .” Please reconcile this reference to leverage with the Fund’s stated investment strategy to not use leverage at the top-tier fund level.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff that it included such language to mirror the applicable threshold set forth in Section 18 under the 1940 Act, but confirms that it does not intend to utilize leverage or other senior securities as part of its investment strategy, with the exception of the issuance of Redemption Shares.

Mr. Alberto H. Zapata

October 7, 2019

5(f).	Comment: Please confirm in the PPM that the Fund will not be incurring debt to finance share repurchases.

Response: The Fund has revised the disclosure set forth under the heading “Share Repurchase Program and Redemption Shares” in the “General Description of the Registration” section of the Registration Statement in response to the Staff’s comment.

Risk Factors

6(a).	Comment: Please add a discussion of Repurchase Offers Risk, including the potential tax consequences to investors and the Fund of share repurchases and related portfolio security sales, as well as the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. See Guidelines to Form N-2, Guide 10.

Response: The Fund has revised the disclosure set in the “Risk Factors” section of the Registration Statement in response to the Staff’s comment. In addition, the Fund respectfully refers the Staff to its response to Comment No. 4 above.

6(b).	Comment: Please provide risk disclosure on how the transition from the London Interbank Offered Rate (“LIBOR”) could affect the Fund’s investments. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR is no longer published? If so, how will the transition from LIBOR affect the liquidity and the value of those investments? Based on your response, we may have additional comments.

Response: The Fund has revised the disclosure set in the “Risk Factors” section of the Registration Statement in response to the Staff’s comment.

7.	Comment: Please provide the disclosure prescribed by Item 13 of Form N-2.

Response: The Fund has revised the disclosure set forth in the Registration Statement to include the requested Table of Contents for the Statement of Additional Information.

Statement of Additional Information

8.	Comment: Please provide the disclosure prescribed by Items 14-15 of Form N-2.

Response: The Fund has revised the disclosure set forth in the Registration Statement to include the requested Cover Page and Table of Contents for the Statement of Additional Information.

Investment Objectives and Fundamental Policies

9(a).	Comment: (p. B-1) The registrant states that the Fund and the Manger may enter into “side letter” agreements with Stockholders and that it will not grant more favorable or different management fees, redemption rights or transparency rights in any “side letter” agreement. Please provide further disclosure explaining what types of legal, tax, or regulatory accommodations the Fund and the Manager may make as part of such “side letter” agreements.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that until it begins marketing efforts, it will not know what, if any, requests potential investors may make in connection with potential subscriptions for Common Shares. It believes any such requests would be immaterial, however, in view of the fact that unlike with private funds, the Fund is generally not permitted to grant superior rights to any particular holder of Common Shares or Redemption Shares in a manner that would create an equity “senior security” in violation of Section 18(c) under the 1940 Act.

Mr. Alberto H. Zapata

October 7, 2019

9(b).	Comment: Add disclosure clarifying whether such side letter agreements are part of the Fund’s fundamental policies and, if so, that a shareholder vote is required to change such policy and include a discussion of side letter agreements in the PPM along with the disclosure of other fundamental policies. If not, provide additional information in the SAI clarifying that side letter agreements are not a fundamental policy and may be changed without approval of the Shareholders. See Item 17 of Form N-2.

Response: The Fund has revised the above-referenced disclosure, as well as the disclosure set forth under the heading “Fundamental Investment Policies” in the “General Description of the Registration” section of the Registration Statement, in response to the Staff’s comment.

Part C

10.	Comment: Organization and offering costs are not disclosed. Please disclose anticipated organizational and operating costs and the associated accounting for these items.

Response: The Fund has revised Item 26 of Part C of the Registration Statement in response to the Staff’s comment.

*            *            *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Gary A. Zdolshek, CEO and President / IDR Core Property Index Fund Ltd